UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

FURIEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

36106P101

(CUSIP Number)

Fredric N. Eshelman 300 North Third Street, Suite 110 Wilmington, NC 28401	with a copy to: Stephen Fraidin, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 36106P101 No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,977,650*
	8.	Shared Voting Power: 108,620*
	9.	Sole Dispositive Power: 1,977,650*
	10.	Shared Dispositive Power: 108,620*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,086,270*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 21.1%*
14.	Type of Reporting Person (See Instructions): IN

*	2,086,270 shares includes 1,977,650 shares directly held by Fredric N. Eshelman (the “Reporting Person”); 41,666 shares held in a grantor retained annuity trust; 66,814 shares held by Elk Mountain Consulting, LLC, a member-managed Wyoming limited liability company (“Elk Mountain”), Iron Bar Holdings, LLC, member, itself a manager-managed LLC, sole member and manager Fredric N. Eshelman; and 140 shares held by the Reporting Person’s spouse. The 2,086,270 shares do not include 230,564 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days. The Reporting Person has sole voting and dispositive power for 1,977,650 shares. The Reporting Person has shared voting and dispositive power over the 66,814 shares held by Elk Mountain Consulting, LLC (not including 230,564 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days) and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 shares held by his spouse and the 41,666 shares held by the grantor retained annuity trust. The percent of class represented by the amount in row (11) is based on 9,881,340 shares of common stock outstanding as of October 31, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on November 10, 2011.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 3, 2011 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on May 23, 2011 (the “Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on May 27, 2011 (the “Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on November 9, 2011 (the “Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on November 15, 2011 (the “Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC on December 5, 2011 (the “Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC on December 15, 2011 (the “Amendment No. 6”, together with this Amendment No. 7, the Original 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and the Amendment No. 5, the “Schedule 13D”) as described below.

Item 4.	Purpose of Transaction.

The second paragraph in Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

The Reporting Person has advised the Company and its Board of Directors that he believes that the Company’s Shares are currently undervalued and intends and desires to purchase additional Shares in market transactions from time to time in the future, up to a number of Shares, that in aggregate, together with Shares currently owned by the Reporting Person, would constitute approximately 35 percent of the number of Shares outstanding. The Reporting Person is not obligated to acquire additional Shares and his plans to do so may be modified or terminated at any time and for any reason.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

Based upon the information provided by the Company there were 9,881,340 Shares issued and outstanding as of October 31, 2011. As of the date hereof, the Reporting Person beneficially owns 2,086,270 Shares (or 21.1 percent of the Shares issued and outstanding as of October 31, 2011) including 1,977,650 Shares directly held by the Reporting Person, 41,666 Shares held in a grantor retained annuity trust; 66,814 Shares held by Elk Mountain, and 140 shares held by the Reporting Person’s spouse. The 2,086,270 Shares do not include 230,564 options to acquire Shares held by Elk Mountain which cannot be exercised in the next 60 days. The Reporting Person has sole voting and dispositive power for 1,977,650 Shares. The Reporting Person has shared voting and dispositive power over the 66,814 Shares held by Elk Mountain (not including 230,564 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days) and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 Shares held by his spouse and the 41,666 Shares held by the grantor retained annuity trust.

Other than the transactions set forth below, from the date of the filing of the Amendment No. 6 through February 16, 2012, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by the Reporting Person.

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
12/15/2011	Purchase	17,359	Shares	$16.88

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2012

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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